Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Ceres Acquisition Corp. Filer’s Commission File Number: 132-02841 Subject Company: SH Parent, Inc. Date: March 11, 2021

Innovative Industrial Properties Acquires Texas Property and Expands Real Estate Partnership with

Parallel, a Leading U.S. Cannabis Well-Being Company

SAN DIEGO, CA – March 11, 2021 – Innovative Industrial Properties, Inc. (IIP) (NYSE: IIPR), the first and only real estate company on the New York Stock Exchange focused on the regulated U.S. cannabis industry, announced today that it completed the acquisition of a property in San Marcos, Texas, and entered into a long-term lease with Surterra San Marcos LLC (Surterra San Marcos), a subsidiary of Surterra Texas, which is a subsidiary of Parallel, one of the largest privately-held multi-state cannabis operators in the United States.

The purchase price for the property was approximately $3.4 million (excluding transaction costs). Surterra San Marcos is expected to construct three buildings (one retail and two industrial) comprising an aggregate of approximately 63,000 square feet on the property, for which IIP has agreed to provide reimbursement of up to $24.0 million. Assuming full reimbursement for the construction, IIP’s total investment in the property is expected to be approximately $27.4 million (excluding transaction costs). Surterra San Marcos intends to operate the property upon completion of construction as a licensed cannabis cultivation, processing and retail facility.

IIP also owns and leases to subsidiaries of Parallel two regulated cannabis cultivation and processing facilities in Florida, which, together with the Texas property, comprise a total of approximately 656,000 square feet. Assuming full reimbursement for tenant improvements under the leases, IIP’s total investment in properties leased to Parallel is expected to be approximately $127.3 million.

As the pioneering real estate investment trust (REIT) for the medical-use cannabis industry, IIP partners with experienced medical-use cannabis operators and serves as a source of capital by acquiring and leasing back their real estate assets, in addition to offering other creative real estate-based capital solutions.

“We are excited to continue the expansion of our long-term real estate partnership with the Parallel team, led by Beau Wrigley, who exemplify operational excellence as well as demonstrated strategic leadership within the industry,” said Paul Smithers, President and Chief Executive Officer of IIP. “Parallel has developed tremendous footprints in their operating markets as they continue to expand access to their proprietary cannabis products and support communities across multiple states. We look forward to partnering with them in Texas on the development of a state-of-the-art cannabis cultivation, production and retail facility. While the Texas licensed medical cannabis program is limited today, we are encouraged that the 2021 Texas legislature may potentially expand the program meaningfully for the residents of Texas.”

“We believe that Texas will be a significant cannabis market and our collaboration with Innovative Industrial Properties will enable us to build a cultivation and production facility that will help us advance our mission to improve well-being through cannabinoids,” said Beau Wrigley, Jr., Chairman and CEO of Parallel. “IIP has proven to be a consistently valuable business partner and we appreciate their dedication to excellent service and overall understanding of the complex needs of the cannabis industry.”

Texas, the second most populous state with nearly 30 million residents, passed the Texas Compassionate Use Program in 2015, which is currently a limited program providing medical cannabis to qualifying patients. The program currently provides for a limited set of qualifying medical conditions, including epilepsy and seizure disorders, multiple sclerosis, spasticity, terminal cancer, incurable neurological disorders, autism and ALS. There are currently three vertically-licensed operators in the state, including Surterra Texas. According to a recent University of Texas/Texas Tribune Poll, a large majority of Texas voters support possession of cannabis for recreational and/or medical use, while only 13% of respondents said it should not be legal for any use. Texas lawmakers pre-filed over a dozen pieces of cannabis-related legislation for consideration in the 2021 legislative session, including expanding qualifying medical conditions, removing the THC cap, and decriminalizing cannabis possession, among others.

As of March 11, 2021, IIP owned 68 properties located in Arizona, California, Colorado, Florida, Illinois, Maryland, Massachusetts, Michigan, Minnesota, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania, Texas, Virginia and Washington, representing a total of approximately 5.9 million rentable square feet (including approximately 2.1 million rentable square feet under development/redevelopment), which were 100% leased with a weighted-average remaining lease term of approximately 16.7 years. As of March 11, 2021, IIP had committed approximately $1.4 billion across its portfolio, including capital invested to date (excluding transaction costs) and additional capital commitments to fund future construction and tenant improvements at IIP’s properties.

About Innovative Industrial Properties

Innovative Industrial Properties, Inc. is a self-advised Maryland corporation focused on the acquisition, ownership and management of specialized industrial properties leased to experienced, state-licensed operators for their regulated medical-use cannabis facilities. Innovative Industrial Properties, Inc. has elected to be taxed as a real estate investment trust, commencing with the year ended December 31, 2017. Additional information is available at www.innovativeindustrialproperties.com.

About Parallel

Parallel is one of the largest privately held, vertically integrated, multi-state cannabis companies in the United States with a mission to pioneer well-being and improve the quality of life through cannabinoids. Parallel recently announced that it intends to become a public company through a definitive business combination agreement with Ceres Acquisition Corp. (Ceres), (NEO: CERE.U, CERE.WT; OTCQX: CERAF), a special purpose acquisition corporation (SPAC). Parallel owns and operates retail dispensaries in four medical and adult-use markets: Surterra Wellness in Florida and Texas; New England Treatment Access (NETA) in Massachusetts, and The Apothecary Shoppe in Nevada. Parallel also has a license under its Goodblend brand in Pennsylvania for vertically integrated operations and up to six retail locations, in addition to a medical cannabis research partnership with the University of Pittsburgh School of Medicine. The Company has a diverse portfolio of high quality, proprietary and licensed consumer brands and products including Surterra Wellness, Coral Reefer, Float and Heights. Parallel operates approximately 50 locations nationwide, including 42 retail stores, and cultivation and manufacturing sites. Through its wholly-owned Parallel Biosciences subsidiary, it conducts advanced cannabis science and R&D for new product development in its facilities in Massachusetts, Florida, Texas and a facility in Budapest, Hungary through an exclusive license and partnership. Parallel follows rigorous operations and business practices to ensure the quality, safety, consistency and efficacy of its products and is building its business by following strong values and putting the well-being of its customers and employees first. Find more information at www.liveParallel.com, or on Instagram and LinkedIn.

Additional Information

In connection with the proposed transaction with Ceres, that, if completed, would result in Parallel becoming a public company (Transaction), Ceres is expected to file a Form S-4 with the U.S. Securities Exchange Commission (SEC). Ceres and Parallel urge investors, stockholders and other interested persons to read, when available, the Form S-4, preliminary and final non-offering prospectus, including any amendments thereto, the Ceres special meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about Ceres, Parallel, the combined public company and the Transaction. Ceres also has, and will, file other documents regarding the Transaction with the SEC. Investors and security holders will be able to obtain free copies of the registration statement and all other relevant documents filed or that will be filed with the SEC by Ceres through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ceres may be obtained free of charge from Ceres’ website at www.ceresacquisition.com or by written request to Ceres at Ceres Acquisition Corp., 1925 Century Park East, Los Angeles, California, United States 90067.

Parallel Forward-Looking Statements

Certain information in this press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation and U.S. securities law (referred to herein as forward-looking statements), including statements regarding the Transaction and expected future growth. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include, but are not limited to, statements related to activities, events or developments that Parallel expects or anticipates will or may occur in the future, statements related to Parallel’s business strategy objectives and goals, and Parallel’s management’s assessment of future plans and operations which are based on current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Forward-looking statements can often be identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, expect “, “intend”, “potential “, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions or the negatives thereof. Such statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and are based on Parallel’s management’s belief or interpretation of information currently available. Forward-looking statements are neither historical facts nor assurances of future performance. Forward-looking statements in this press release includes statements regarding: the Transaction, Parallel’s real estate expansion strategy and plans to grow its market share in existing and new markets, including the State of Texas; Parallel’s investment in new technologies and products; and the development and expansion of Parallel’s brands. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided, and forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. There can be no assurance that the transactions described herein will be completed or that, if completed, the combined public company will be successful.

Risk factors that could cause actual results, performance or achievement to differ materially from those indicated in the forward-looking statements include, but are not limited to the following: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Ceres' securities, (ii) the risk that the Transaction may not be completed by Ceres' qualifying transaction deadline and the potential failure to obtain an extension of the qualifying transaction deadline if sought by Ceres, (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the approval of the Transaction by the stockholders of Ceres and Parallel, as applicable, the satisfaction of the minimum trust account amount following any redemptions by Ceres' shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the impact of COVID-19 on Parallel's business and/or the ability of the parties to complete the proposed Transaction, (vii) the effect of the announcement or pendency of the Transaction on Parallel's business relationships, performance, and business generally, (viii) risks that the proposed Transaction disrupts current plans and operations of Parallel and potential difficulties in Parallel employee retention as a result of the proposed Transaction, (ix) the outcome of any legal proceedings that may be instituted against Parallel or Ceres or their respective, directors, officers and affiliates related to the proposed Transaction, (x) the risk that the combined public company's securities will not be approved for listing on the NEO Exchange or, if approved, that the combined public company will be able to maintain the listing, (xi) the price of Ceres' and the combined public company's securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Parallel operates, variations in performance across competitors, changes in laws and regulations affecting Parallel's business and changes in the combined capital structure and a return on securities of the combined public company is not guaranteed, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Parallel operates, (xiv) the risk that Parallel and its current and future collaborators are unable to successfully develop and commercialize Parallel's products, brands or services, or experience significant delays in doing so, (xv) the risk that the combined public company may never sustain profitability, (xvi) the risk that the combined public company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (xvii) the risk that the combined public company experiences difficulties in managing its growth and expanding operations, (xviii) the risk that the pharmaceutical industry may attempt to dominate the cannabis industry , and in particular, legal marijuana, through the development and distribution of synthetic products which emulate the effects and treatment of organic marijuana, (xix) the agricultural risks related to insects, plant diseases, unstable growing conditions, water and electricity availability and cost, (xx) the risk that may arise because cannabis continues to be a controlled substance under the United States Federal Controlled Substances Act, (xxi) the risk of product liability or regulatory lawsuits or proceedings relating to Parallel's products and services, (xxii) the risk that the combined public company is unable to secure or protect its intellectual property, (xxiii) tax risks, including U.S. federal income tax treatment, (xxiv) risks relating to the reliance of Parallel on key members of management, (xxv) risks inherent in businesses related to the agricultural industry, (xxvi) risks relating to potentially unfavorable publicity or consumer perception, (xxvii) Parallel may be subject to the risk of competition from synthetic production and technological advances, (xxviii) investors in the combined public company and its directors, officers and employees who are not U.S. citizens may be denied entry into the United States, (xxix) product recalls, (xxx) results of future clinical research, (xxxi) difficulty attracting and retaining personnel, (xxxii) fraudulent or illegal activity by employees, contractors and consultants; information technology systems and cyber-attacks, (xxxiii) security breaches, (xxxiv) natural disasters and terrorism risk, (xxxv) restricted access to banking, (xxxvi) risks related to the lending facilities, (xxxvii) risks of leverage, (xxxviii) heightened scrutiny by regulatory authorities, (xxxix) risk of legal, regulatory or political change, (xl) general regulatory and licensing risks, (xli) Parallel and the combined public company may be subject to the risk of changes in Canadian as well as U.S. federal, state and local laws or regulations, (xlii) limitations on ownership of licenses, (xliii) Nevada regulatory regime and transfer and grant of licenses, (xIiv) regulatory action and approvals from the FDA, (xlv) constraints on marketing products, (xlvi) anti-money laundering laws and regulation, (xlvii) the combined public company’s status as an "Emerging Growth Company" under United States securities laws, (xlviii) discretion in the use of proceeds, (xlix) subsequent offerings will result in dilution to shareholders of the combined public company, (l) voting control, and (li) unpredictability caused by capital structure and voting control. Readers are cautioned that the foregoing list is not exhaustive.

Parallel undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.

Innovative Industrial Properties Forward-Looking Statements

This press release contains statements that IIP believes to be “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts, including, without limitation, statements regarding the lease of the Texas property, Parallel and the Texas regulated cannabis market, are forward-looking statements. When used in this press release, words such as we “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “should” or the negative thereof or similar terminology are generally intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Investors should not place undue reliance upon forward-looking statements. IIP disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IIP Contact:

Catherine Hastings

Chief Financial Officer

Innovative Industrial Properties, Inc.

(858) 997-3332

Parallel Contact:

Taylor Foxman

Vice President of Communications and Media Relations

Parallel

626-278-3409